Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Second Quarter and First Half 2018 Results;
Robotic Guidance Systems Sold Increased by 25% and 32%, Respectively

- Conference Call Today at 8:30 AM EDT (3:30PM IDT) -

CAESAREA, Israel – August 2, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, reported revenue of $13.2 million for the second quarter ended June 30, 2018.

“Our efforts to accelerate the adoption of our technologies resulted in a significant increase in robotic guidance systems sold in the second quarter of 2018 compared to the year-ago period,” commented Ori Hadomi, Chief Executive Officer.  “Our objective for 2018 is to achieve our prior outlook for modest revenue growth as compared to 2017.  As we previously disclosed, 2018 is a transition year for the Company following the late 2017 move from direct sales of the Mazor X System to a distribution model with Medtronic.  The expected larger unit volumes, offset by the transfer pricing, is designed to accelerate the adoption of our systems by extending our market reach and expanding our geographical presence. The faster growth of our installed base will also accelerate our recurring revenue business, which represented 48% of our Q2 revenues.

During the quarter, several globally recognized academic centers and hospitals adopted the Mazor X. With this continued trust by the market, we remain confident that together with our partner we will achieve our joint objective of placing hundreds of Mazor X systems into service over the next few years.

Later this year, Mazor and Medtronic are anticipating a market-changing event with the introduction of the Mazor X Stealth Edition system integrating Medtronic's legacy Stealth navigation system with the Mazor X platform.  Given the binding purchase commitments received to date, and to ensure rapid system and upgrade delivery, we are implementing production capacity increases at our Israel facilities.  We look forward to unveiling the Mazor X Stealth Edition at NASS in late September in Los Angeles.”

SECOND QUARTER 2018 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended June 30, 2018 was $13.2 million compared to $15.5 million in the year-ago second quarter.  U.S. revenue was $11.8 million compared to $14.1 million in the year-ago second quarter. This decrease is mainly attributed to the lower pricing terms under the distribution agreement with Medtronic, compared to mostly direct sales in the year-ago second quarter offset by a higher number of systems sold. International revenue remained even at $1.4 million to the year-ago second quarter. Recurring revenue from kit sales, services and other was $6.3 million in the second quarter of 2018, similar to the year-ago second quarter.

The Company's gross margin for the three months ended June 30, 2018 was 56.1% compared to 69.4% in the year-ago second quarter.  This expected decrease is attributed mainly to the pricing terms with Medtronic, following the transition to the global distribution phase of the Medtronic partnership. Total operating expenses were $11.3 million compared to $14.6 million in the year-ago second quarter, mainly due to lower selling and marketing expenses, following the transition to the global distribution phase of the Medtronic partnership.  Operating loss remained even at $3.9 million similar to the year-ago second quarter. Net loss for the second quarter of 2018 was $3.8 million, or $0.07 per share, compared to a net loss of $3.7 million, or $0.08 per share, for the year-ago second quarter.

Cash used in operating activities was $6.5 million compared to cash used in operating activities of $7.4 million in the year-ago second quarter, reflecting lower cash expenditures. As of June 30, 2018, cash, cash equivalents and investments totaled $108.1 million.

SECOND QUARTER 2018 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $2.5 million with respect to amortization of intangible assets and to share-based payments recorded in the second quarter of 2018. On a non-GAAP basis, the net loss in the second quarter of 2018 was $1.4 million, or $0.03 per share, compared to $2.4 million, or $0.05 per share, for the year-ago second quarter.

SIX MONTHS ENDED JUNE 30, 2018 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the six months ended June 30, 2018, revenue increased 6% and totaled $28.7 million compared to $27.2 million for the six months ended June 30, 2017, due to higher recurring revenue, offset by a decrease in revenue from system sales. Gross margin for the six months ended June 30, 2018 was 57.3% compared with 67.3% in the six months ended June 30, 2017. This expected decrease is attributed mainly to the pricing terms with Medtronic following the transition to the global distribution phase of the Medtronic partnership. Total operating expenses were $21.8 million compared to $27.9 million in the year-ago first half, mainly due to lower selling and marketing expenses, following the transition to the global distribution phase of the Medtronic partnership.  Operating loss was $5.3 million, compared to $9.6 million in the first six months of 2017.

Net loss for the six months ended June 30, 2018 was $5.1 million, or $0.10 per share, compared to a net loss of $8.9 million, or $0.19 per share, in the first six months of 2017.

SIX MONTHS ENDED JUNE 30, 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first six months of 2018 was $1.1 million, or $0.02 per share, compared to a net loss of $6.3 million, or $0.13 per share, in the first six months of 2017.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Thursday, August 2, 2018, at 8:30 AM EDT (3:30 PM IDT).  Investors within the United States interested in participating are invited to call 866-548-4713.   Participants in Israel can use the toll-free dial-in number 1809 212 833. All other international participants can use the dial-in number +1 323-794-2093

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-888-203-1112 and reference the Replay Access Code: 5587897. All international callers can dial +1 719-457-0820 using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating profit (loss), net income (loss) and basic and diluted earnings (loss) per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income (loss) and earnings (loss) per share and to compare them to historical net income (loss) and earnings (loss) per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the objective of placing hundreds of Mazor X systems into service over the next few years, the anticipated introduction of the Mazor X – Stealth Edition and anticipated customer demand, integration of Stealth navigation, increase in production capacity, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group
Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.933.2754; 415.652.9100

                Mazor Robotics Ltd.
                CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Six months period		Three months period
	ended June 30,		ended June 30,
	2018	2017	2018	2017
Revenue	$28,745	$27,174	$13,238	$15,455

Cost of revenue	$12,272	$8,875	$5,807	$4,726

Gross profit	$16,473	$18,299	$7,431	$10,729

Operating expenses:
Research and development, net	$5,069	$4,034	$2,682	$2,242
Selling and marketing	$12,288	$20,209	$6,207	$10,316
General and administrative	$4,442	$3,657	$2,420	$2,086
Total operating cost and expenses	$21,799	$27,900	$11,309	$14,644

Loss from operations	$(5,326)	$(9,601)	$(3,878)	$(3,915)

Financing income, net	$209	$443	$37	$232

Loss before taxes on income	$(5,117)	$(9,158)	$(3,841)	$(3,683)

Income tax expense (benefit)	$1	$(250)	$-	$(7)

Net loss	$(5,118)	$(8,908)	$(3,841)	$(3,676)

Net loss per share - Basic and diluted	$(0.10)	$(0.19)	$(0.07)	$(0.08)

Weighted average common shares outstanding - Basic and diluted	52,538	47,990	52,707	48,227

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$37,475	$46,376
Short-term investments	66,796	56,708
Trade receivables	9,401	5,460
Other current assets	2,936	2,054
Inventory	7,130	7,864
Total current assets	123,738	118,462

Non-current assets
Long-term investments	3,832	5,171
Property and equipment, net	4,748	4,323
Intangible assets, net	1,760	1,925
Other non-current assets	893	1,115
Total non-current assets	11,233	12,534

Total assets	$134,971	$130,996

Current liabilities
Trade payables	$2,934	$3,474
Deferred revenue	6,492	3,471
Other current liabilities	7,432	9,874
Total current liabilities	16,858	16,819

Non-current liabilities
Employee benefits	454	414
Total non-current liabilities	454	414

Total liabilities	17,312	17,233

Equity
Share capital	138	136
Share premium	232,650	225,678
Amounts allocated to warrants	9,629	9,629
Capital reserve for share-based payments transactions	12,520	10,480
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(139,397)	(134,279)
Total equity	117,659	113,763

Total liabilities and equity	$134,971	$130,996

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(UNAUDITED)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash flows from operating activities:
Loss for the period	$(5,118)	$(8,908)	$(3,841)	$(3,676)
Adjustments:
Depreciation and amortization	$879	$714	$458	$372
Finance income, net	$(107)	$(119)	$67	$(69)
Share-based payments	$3,903	$2,422	$2,368	$1,221
Income tax expense (tax benefit)	$(1)	$(250)	$-	$(7)
	$4,674	$2,767	$2,893	$1,517

Change in inventory	$684	$(2,950)	$824	$(1,588)
Change in trade and other accounts receivable	$(4,563)	$1,260	$(8,097)	$(3,511)
Change in prepaid lease fees	$8	$(22)	$3	$(1)
Change in trade and other accounts payable	$(3)	$792	$1,521	$(311)
Change in employee benefits	$40	$136	$(18)	$58
	$(3,834)	$(784)	$(5,767)	$(5,353)

Interest received	$495	$183	$214	$111
Income tax paid	$(34)	$(15)	$(6)	$(15)
	$461	$168	$208	$96

Net cash used in operating activities	$(3,817)	$(6,757)	$(6,507)	$(7,416)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$(5,388)	$10,435	$(3,144)	$1,478
Investment in long-term investments	$(3,361)	$(623)	$(7)	$(525)
Purchase of property and equipment	$(1,077)	$(1,313)	$(589)	$(504)
Net cash provided by (used in) investing activities	$(9,826)	$8,499	$(3,740)	$449

Cash flows from financing activities:
Proceeds from exercise of share options by employees	$5,110	$3,719	$988	$1,460
Net cash provided by financing activities	$5,110	$3,719	$988	$1,460

Net increase (decrease) in cash and cash equivalents	$(8,533)	$5,461	$(9,259)	$(5,507)
Cash and cash equivalents at the beginning of the period	$46,376	$14,954	$47,003	$25,896
Effect of exchange rate differences on balances of cash and cash equivalents	$(368)	$(68)	$(269)	$(42)
Cash and cash equivalents at the end of the period	$37,475	$20,347	$37,475	$20,347

Supplementary cash flows information:
Purchase of property and equipment in credit	$(36)	$(55)	$(36)	$(55)
Classification of inventory to fixed assets	$50	$300	$-	$164

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Six months period		Three months period
	ended June 30,		ended June 30,
	2018	2017	2018	2017
GAAP gross profit	$16,473	$18,299	$7,431	$10,729
Amortization of intangible assets	165	165	83	83
Share-based payments	327	108	209	55
Non-GAAP gross profit	$16,965	$18,572	$7,723	$10,867
GAAP gross profit as percentage of revenues	57.3%	67.3%	56.1%	69.4%
Non-GAAP gross profit as percentage of revenues	59.0%	68.3%	58.3%	70.3%

GAAP operating expenses	$21,799	$27,900	$11,309	$14,644
Share-based payments:
Research and development	$837	$352	$533	$194
Selling and marketing	$1,372	$851	$860	$411
General and administrative	$1,367	$1,111	$766	$561
Non-GAAP operating expenses	$18,223	$25,586	$9,150	$13,478

GAAP operating loss	$(5,326)	$(9,601)	$(3,878)	$(3,915)
Non-GAAP operating loss	$(1,258)	$(7,014)	$(1,427)	$(2,611)

GAAP net loss	$(5,118)	$(8,908)	$(3,841)	$(3,676)
Share-based payments	$3,903	$2,422	$2,368	$1,221
Amortization of intangible assets	$165	$165	$83	$83
Non-GAAP net loss	$(1,050)	$(6,321)	$(1,390)	$(2,372)

GAAP basic and diluted loss per share	$(0.10)	$(0.19)	$(0.07)	$(0.08)

Non-GAAP basic and diluted loss per share	$(0.02)	$(0.13)	$(0.03)	$(0.05)